Filed by CTS Corporation
Commission File No. 001-04639
333-121129
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: SMTEK International, Inc.
Commission File No. 001-08101
This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

C O R P O R A T E    P A R T I C I P A N T S

Don Schwanz
CTS Corporation — President & CEO

Vinod Khilnani
CTS Corporation — SVP & CFO

Don Schroeder
CTS Corporation — Chairman, EVP & Chief Technology Officer

Mitch Walorski
CTS Corporation — Director of Investor Relations

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

Kevin Kessel
Bear Stearns — Analyst

Scott Merlis
Thomas Weisel partners — analyst

Reik Read
Robert W. Baird & Company — Analyst

Ray Carpenter
Southwest Securities — Analyst

John Franzreb
Sidoti & Company — Analyst

Greg Weaver
Kern Capital — Analyst

P R E S E N T A T I O N

Operator:

Ladies and gentlemen, thank you for standing by. Welcome to the CTS Corporation fourth quarter and year 2004 results conference call. At this time, all participants are in listen only mode; later, we will conduct a question and answer session, instructions will be given at that time. If you should require assistance in the call, press “star” and then “zero”. As a reminder, this conference is being recorded.

I would now like to turn the conference over to your host, Mr. Mitch Walorski, Director of Investor Relations. Please go ahead.

Mitch Walorski — CTS Corporation — Director of Investor Relations

Thank you, Stacy. I’m Mitch Walorski, Director of Investor Relations and I will host the CTS Corporation fourth quarter earnings conference call. Thank you for joining us today.

Participating from the Company today are Donald Schwanz, president and CEO, Vinod Khilnani, Senior Vice President and Chief Financial Officer, and Don Schroeder, Executive Vice President and Chief Technology Officer.

Before beginning the business discussion, I would like to remind our listeners at the conference call contains forward-looking statements. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Additional information regarding these risks and uncertainties were set forth in last evening’s press release. And more for information can be found in the Company’s SEC filings.

To the extent that today’s discussion refers to any non-GAAP measures relative to Regulation G, the required explanations and reconciliation are available on our Web site in the Investor Relations section.

I will now turn the discussion over to our CEO, Don Schwanz.

Don Schwanz — CTS Corporation — President & CEO

Thank you, Mitch. Last night we released our fourth quarter financial results. Sales at 142.5 million or up 8% over the fourth quarter last year, which is at the top end of the range we had projected during our third quarter conference call. While this is solid growth, it is lower than the year-over-year growth rates we’ve seen for the past four quarters.

During the third quarter conference call, I noted, that we expected that the communications infrastructure demand would be weaker than in quarter for 2003 and that our component sales into mobile handset market would decline from the prior year, as we continued to de-emphasized this market segment.

Both of these projections played out largely as expected and were factors in the lower Q4 growth rate. All that being said, however, we also feel that the markets we serve were much more subdued in the last half of the year than in the first half, so there’s very little market tailwind contributing to fourth quarter results.

On a segment basis, fourth quarter EMS sales led the way up nearly 18% year-over-year, driven by volume growth from longstanding customers such as, HP and Motorola, as well as increased volumes from new customers.

In fact sales volumes from other than a HP or Motorola were 22%. Sales in the components and sensors segment were down slightly from Q4 last year. While this decline was primarily driven by the continued reduction in sales into the handset market, which I mentioned a moment ago.

You may recall that in past conference calls, I have noted our intent to de-emphasize the handset market because of its volatility and often-destructive pricing environment.

We have continued to pursue this strategy with the result that handset related components sales have declined from 11% of our total sales in 2003 to 7% in 2004. Component demand for communications infrastructure application was also down about 4% from Q4 last year.

After showing very robust growth and demand during the first half of 2004, we saw a significant slowing in this market in the last half. On the full year basis, however, component sales in the communication infrastructure applications were up about 24%, which is significantly above the market growth. Component sales and applications including computing grew about 8% year-over-year in the quarter and about 7% on a full year.

Also, on the plus side, sensor sales in the automotive market were up about 10% in the quarter, continuing the strong new product driven growth trends we’ve seen in the last six quarters. Profitability also continued to show strong growth. Fully diluted earnings per share 17 cents were up 55% on a GAAP basis for the fourth quarter last year. Profit improvement continues to be driven by volume leverage, continued cost-reduction, and mixed improvements.

Note that the fourth quarter this year included a 1 cent per share negative adjustments to reflect a new accounting requirement for contingently convertible securities. Vinod will state more about this in a moment, but I did want to point this out that on an operational basis the earning growth was stronger than might appear in a GAAP basis.

On the full year basis, 2004 represented a dramatic improvement over 2003. Sales were up almost 15%. Net earnings grew 59% to 3.8% of sales vs. 2.7% last year. Return on equity improved to 6.6%, and our balance sheet continued to strengthen with debt net of cash continuing to decline and debt to total capitalization holding well within our target range. As we’ve done the past, I will comment briefly on the progress against our growth initiatives in the quarter. Beginning with automotive products where our growth initiative continues to drive very positive year-over-year results.

During the fourth quarter, we secured orders for integrated accelerator pedals for eight new platforms, bringing the total number platforms that were used to CTS pedal to 34. Productions for these platforms will begin next year and will ramp up over the next few years, adding about $7 million of new revenue a year by 2007.

Total captured business for pedal modules is now forecasted to provide about $48 million in 2007 revenue, up from about 13 million in 2004. It is worth noting that the reason awards came from major Japanese and European OEMs who use the pedal modules on vehicles in Europe and Asia, as well as North America. So these awards are good example of the success we’re having in our efforts to broaden our customer and geographic base.

In the components market, despite the slowdown of communications infrastructure demand in Q4, we continued to have success in the market with our higher value added modules, winning seven additional platform applications. ClearONE Terminator sales also continued to show year-over-year growth with Q4 sales up 40% over the prior year. Additionally, we were designed into nine new applications to ClearONE during the quarter, bringing the total designs win to 150.

In the EMS arena, we continue to focus on capturing new customers, while broadening our participation in other markets. Three new customers were captured during the quarter with all three coming from the industrial market. These three customers are expected to generate about $10 million in revenue in 2005. For us, the most significant event in the quarter was the agreement to acquire SMTEK. As I noted during the acquisition related conference call in November, one of our objectives in the acquisition was to accelerate our expansion into new markets. In 2004, approximately 4% of our EMS sales were derived from markets other than computing and communications.

In contrast, about 50% of the new business captured during the year came from markets other than communications and computing. In 2005, the combination was

SMTEK, along with our organically driven market diversification is expected to increase the percent of sales from the medical, industrial and security, and aerospace defense markets to about 30% of total EMS sales, thereby reducing both customer and market concentration risk. We also see these markets as offering excellent growth opportunities with a good fit to our high mix business model.

Since the announcement in November, I personally have visited most of SMTEK’s major customers to discuss the acquisition. Customers clearly see the strengths that we have in the combination which reinforces my belief that the company will proceed to combined company has a strong company going forward. Incidentally, the combined EMS operation will be called CTS Electronics Manufacturing solutions and will be headquartered in California. As we have worked through the detail the combination, we have been able to refine our estimate of the contribution that as SMTEK will make to CTS this year. When we announced the acquisition, we estimated it would be accretive for 2 to 3 cents per share in 2005. With the closing now expected to occur this coming Monday, January 31, which is earlier than anticipated, and with a better handle and integration costs and purchase accounting, we updated the protection and are now estimating that the acquisition will add in a range of four to six cents per share. Now will turn the meeting over to our CFO to discuss our financial results in more detail.

Vinod Khilnani - CTS Corporation — SVP & CFO

Thank you, good morning. As Don noted; we were pleased with fourth quarter results, especially in light of somewhat soft market. Before I go over the financial results for the quarter, let me take a moment and highlight a few unusual non-operating items which need to be considered to fully appreciate the year-over-year operating improvements in CTS’ results. 2004 results were impacted by two non-operating items, first a change in accounting rules finalized in December 2004 to require the impact of contingently convertible securities be included in the earnings per share. This changes result in an adverse impact of 1 cent on the fourth quarter and 2 cents on the full year 2004 results for CTS. Note that even though accounting rules were finalized in Q4, we were required to retroactively apply the changes and that adversely affected the third quarter by 1 cent per share as well, since we did it conferred in May/June time frame. Secondly, as previously reported, we had booked the gain of the sale of excess Canadian land which favorably impacted the second quarter 2004 earnings per share by 6 cents. Excluding these two items, adjusted diluted earnings per share for the fourth quarter were 18 cents and for the full year 2004 were 49 cents. Similarly, the full year 2003 included unusual items. A tax credit which equated to 22¢ per share and a charge of 10¢ per share. These two items created a net positive impact of 12¢ per share, excluding which adjusted EPS for full year was 24 cents vs. the gap EPS of 36 cents in 2003. Adjusted EPS therefore more than doubled in 2004 on a 15% sales increase. All in all, we believe that these are positive results that reflect impressively — impressive earnings leverage and sales growth. With the fourth quarter of 2004, gross margins at 21% were up six tenths of a percent sequentially and two tenths of a percent higher year-over-year. Although the higher mix of revenue affected the margin adversely over 1 percentage points year-over-year, a strong improvement in components and sensors margins of 4.4 percentage points year-over-year and 1.1% points sequentially was more than sufficient to offset the less favorable segment mix. We continue to keep a very close eye on our SG&A and R&D expenses which continue to come down as a percent of sales. Q4 2004 expenses were 14.6 percentage of sales vs. 15% in Q4 2003. Q4 2004 total expenses were also lower by $1 million, year-over-year, primarily due to lower interest expense and higher interest income. Our effective tax rate of 23 percent for the fourth quarter and full year of 2004. Please note, however, that the effective tax rate was 25% in 2003. Net earnings of $6.6 million in the fourth quarter were 68% higher than the year ago quarter of $3.9 million, driven by higher margins, lower operating expense, and lower interest and other expenses, and lower effective tax rate. Diluted earnings per share of 17 cents excluding the negative impact of contingent accounting of one penny compare well to the EPS of 11¢ for the fourth quarter of 2003. From the balance sheet perspective overkey metrics were maintained within our target range, controllable working capital defined as receivables plus inventories minus payables, ended the year at 12.5% of sales with are target range of 10% to 13%. Capital expenditures at 12.7 million, or 2.4% sales, was below target of 3% to 5% of sales. Debt to capital ratio at 23.9% also continued to stay at the lower end of our 20 to 30 percent range. Free cash flow defined as operating cash flow and net investing cash flow was positive 21.1 million for the full year. Cash balances increased to 61 million at the end of 2004, versus 25.3 million at 2003 year-end. Our total debt, net of cash, had further declines to 36.5 million in 2004, versus 50.5 million in 2003. Overall, we were delighted to close 2004 with very strong financials. Full-year sales of 531 million were up approximately 68 million or 15%. Gross margins for the year stayed essentially flat at 20.7%, despite the higher mix of EMS revenues which were 51% in 2004 versus 45 percent in 2003. Adjusted operating margins which exclude unusual items improved to 5.3 percent in 2004 versus 4 percent in 2003. Diluted earnings per share were 53¢ in 2004, compared to 36 cents in 2003. Adjusted EPS was 49 cents in 2004 more than twice the 2003 level of 24 cents. Non-operating items, which we discussed earlier, are excluded. Looking ahead into 2005, we see continued improvements in our financial results driven by sales growth and operational improvements. SMTEK acquisition will increase our EMS segment sales to about 60% of the total company. This mix change absent other improvements will bring total company growth margins down by approximately two percentage points. However, we anticipate further margin improvement within each of our 2 segments which combined with further leveraging of SG&A and R&D expenses are expected to more than offset the gross impact on our operating margins. Other non operating margins expected include accounting for contingent convertibles which will have a negative impact of approximately 5 cents in 2005. Second, expensing of options effective July 2005 will add approximately $1 million in expenses or 2 cents per share of negative impact in the second half of 2005. And finally we are also changing are defined benefit pension plan assumptions to be more conservative, lowering the long term expected returns on U.S. pension assets from 8.75% to 8.5% and reducing the current discount rate of pension liabilities from 6.25% to 6%. These changes will lower our consolidated total FAS 87 pension income by approximately 3.7 million in 2005 or the equivalent of 7¢ per share. Please note that despite tightening these two key assumptions, CTS continues to be in an over-funded situation and expects no material cash contributions to be acquired In the next 4 to 6 years. Despite these three unfavorable non-operating items, CTS expects diluted earnings per share from 65 cents to 72 cents in 2005 up approximately 35% to 45% from adjusted EPS of 49 cents in 2004. We expect to continue to generate 15 to 20 million in free cash flow in 2005. Depreciation and amortization expense of approximately 30 million, and capital expenditures of approximately 23 million to 28 million. As a final comment, we are contemplating repatriating 25 to 60 million of our cash from foreign jurisdictions pending some technical clarification around American Jobs Creation Act, which allows corporations a one time opportunity to repatriate funds at minimal tax rates. I now hand it back to you Don.

Don Schwanz — CTS Corporation — President & CEO

Thank you, Vinod. As I noted earlier, 2004 ended with the market flat. Current indications suggest that the first part of 2005 will be much the same for the full year, our plans assume continued modest growth in the economy providing some upside growth in underlying demand across both of our business segments. Beyond that, our growth initiatives, including the introduction of new products and expense of our customer base are expected to be a continuing impetus for expanding sales. The acquisition of SMTEK will lay on additional sales beginning February 1, 2005. Considering all these factors, sales for the year will expected to be in the range of 690 to 720 million with about 60% coming from the EMS business and the rest coming from the components and sensors segments. Earnings per share for the year are expected to be in the range of 65 or 72 cents per share. This estimate includes consideration of an estimated negative EPS impact of about 1 cent per quarter beginning in quarter three reflecting the Accounting Standards Board directive according to the expensing of stock options. Additionally this affects 5¢ per share of negative impact for the new accounting requirement as regards to contingent convertibles as we discussed earlier. I want to again remind our listeners that parts of our business are subject to seasonal patterns. As a result, our first and third quarters tend to be softer relative to the second and fourth quarters. SMTEK does not have a strong overriding seasonal pattern. It will tend to dampen our seasonal variation somewhat, but remember, however, that we will not have the benefit of for the first full quarter.
Now with that, I will open the call to questions.

Q U E S T I O N S    A N D    A N S W E R S

Operator

Thank you. Ladies and gentlemen, if you wish to ask a question, please press “star” then “one” on your touch-tone phone. You will hear a tone indicating that you’ve been placed in queue. You may remove yourself from the queue at any time by pressing the “pound” key. Once again, if you wish to ask a question, please press “star” than “one” at this time.

And our first question goes to the line of Kevin Kessel with Bear Stearns. Please go ahead

Kevin Kessel - Bear Sterns — Analyst

Good Afternoon

Don Schwanz - CTS Corporation — President and CEO

Good afternoon.

Kevin Kessel - Bear Sterns — Analyst

Going back to SMTEK, I wanted to understand the assumptions you are making for the first quarter. You should get about two months of that acquisition, and it sounds like from your comments that would be roughly 20 million or so in terms of revenue?

Vinod Khilnani - CTS Corporation — SVP & CEO

Approximately, yes.

Kevin Kessel — Bear Stearns — Analyst

And right. What about, in terms of SG&A cost and any interest expense?

Vinod Khilnani - CTS Corporation — SVP & CEO

I think SG&A cost should be in line with our overall SG&A expenses in our EMS segment. Kevin, we have never broken out SG&A expenses for our EMS segment versus components and sensors, but SG&A expenses do run lower in EMS segment than component and sensors. So, I see a positive impact on overall Company’s SG&A expenses as a percent of sales.

Kevin Kessel - Bear Stearns — Analyst

Rights, What about any interest expense expected?

Vinod Khilnani - CTS Corporation — SVP & CEO

We expect to drawdown from our revolver Our revolver interest rates are running approximately 4% to 4.5%. Eventually when we bring down — bring back the fund from our foreign jurisdictions, the interest impact of higher interest expense should be cancelled.

Kevin Kessel - Bear Stearns — Analyst

Okay. And in terms of additional shares that should be issued, is it close to a million?

Vinod Khilnani - CTS Corporation — SVP & CEO

I think it should be lowered than that. It will be closer to 900,000, I believe.

Kevin Kessel - Bear Stearns — Analyst

Tax rate, is that expected to change with that?

Unidentified Speaker

We’re putting the overall effective tax rate for next year at 23%. We’re still trying to sort out exactly what the impact would be because they do have an NOL situation, which we should be able to utilize and they do have a full evaluation on it. So we see some positive impact, but we have not fully determined that on CTS.

Kevin Kessel - Bear Stearns — Analyst

Okay. And then in terms of your components business, operating margins are up significantly quarter-to-quarter with only a 4% revenue increase. What really drove that? How was pricing in the quarter? Was that strong?

Unidentified Speaker

One of the key drivers, as Don pointed out, is the mix within that segment between sensors and components and within components, we are shifting mix from components which go in handsets to components which go in infrastructure. Both of those trends are improving the mix within our component and sensors segments which is benefiting the margins tremendously from a pricing and other point of view, we don’t see any unusual pressures than what we’ve seen in the last several quarters.

Kevin Kessel - Bear Stearns — Analyst

Okay, And in terms of the overall components business, how much of that was you say actually goes through distribution as opposed to being direct or OEM or EMS.

Unidentified Speaker

Barely a small piece goes through distribution as a total company, I believe, less than 10% of our sales go through distribution channel.

Kevin Kessel - Bear Stearns — Analyst

Okay. And then what about the breakup between EMS and direct?

Unidentified Speaker

EMS is almost all direct.

Kevin Kessel - Bear Stearns — Analyst

But the rest is, is it all EMS, Okay then the last question is on cash. Cash was up, I think, 13 million, in the quarter, free cash flow was about two, so I am just curious where the 11 million came from?

Unidentified Speaker

I am trying to think what happened to our cash — cash is up.

Kevin Kessel - Bear Stearns — Analyst

Did you draw down in the revolver in the quarter?

Unidentified Speaker

The revolver — Good point. Glad you answer the question. Yes, we did drive down, If you look at the debt, the debt moved up from the revolvers.

Kevin Kessel - Bear Stearns — Analyst

Okay. So that was the cash. And then any buybacks in the quarter? I know last quarter you did some buybacks.

Unidentified Speaker

No, I don’t believe we activated any buybacks this quarter. And I think the reason for that is because of the SMTEK transaction, our counsel advised us not to go into the market.

Kevin Kessel - Bear Stearns — Analyst

Sure, Great. Thank you very much.

Unidentified Speaker

Thanks.

Operator

Thank you. We have a question from the line of Scott Merlis with Thomas Weisel partners. Please go ahead.

Scott Merlis — Thomas Weisel partners — Analyst

Good morning, everybody. How are you?

Unidentified Speaker

Good morning, Scott.

Scott Merlis — Thomas Weisel partners — Analyst

Good quarter.

Unidentified Speaker

Thank you.

Scott Merlis — Thomas Weisel partners — Analyst

Just thinking through the guidance, the — it’s coco 5 cents a hit, options 2 cents at seven and pension is a hit 7 cents.

Unidentified Speaker

Yes.

Scott Merlis - Thomas Weisel partners — Analyst

So, clearly, I guess — clearly your guidance would have been — these are all non-cash items in a way, right? 14 cents — your guidance would have been 14 cents higher essentially without those accounting issues.

Unidentified Speaker

Absolutely.

Scott Merlis - Thomas Weisel partners — Analyst

So that implies that cash flow and operating income is growing faster than EPS, right?

Unidentified Speaker

That is correct.

Scott Merlis - Thomas Weisel partners — Analyst

And looking at the cash flow, can you guide us through capital spending, depreciation, net spending for our models?

Unidentified Speaker

Well as I commented, capital expenditure, next year is projected in the range of 23 million to 28 million, that’s a step up, so some of the cash will go in that direction. From depreciation and amortization point of view, we are guiding a number which is higher, we are seeing 30 million and the primary driver in that increase is SMTEK, and we’re still in the process of determining the split between goodwill and intangibles, and as you know, we don’t amortize goodwill but we amortize intangibles. And so we believe that intangibles, because of SMTEK transaction, will be up by 1 to 2 million, we still don’t know. We’re trying to determine that. And then the additional depreciation from SMTEK would be approximately 2.5 million range. So compared to a run rate of 26 million, we are projecting next year to be 30 because of the four million incremental from SMTEK.

Scott Merlis - Thomas Weisel partners — Analyst

Right. So if capital — your net spending and should generate cash by least 2 million.

Unidentified Speaker

That is correct.

Scott Merlis - Thomas Weisel partners — Analyst

30 Million — 28 is the upper end of cash spending.

Unidentified Speaker

That is correct.

Scott Merlis - Thomas Weisel partners — Analyst

That’s interesting. And...

Unidentified Speaker

I don’t know smaller number in ‘05 than it was in ‘04. We had a bigger gap in ‘04.

Scott Merlis - Thomas Weisel partners — Analyst

Right. Looking longer-term, there seems to be more excitement in the electronic accelerator pedal model. The fact that the Japanese customers and the leading Japanese producers seem to be buying your product, to what extent — assuming they are trendsetter, Japanese producers as leaders, to what extent can later in the decade this be a real home run? Are you seeing orders increased? He mentioned Auto 7 (ph). I mean is there interest broad-base among Europeans and North American producers? Could this some day be a majority of the vehicles in the world? Could this be made toward the market — majority of the market type of thing?

Unidentified Speaker

First of all, this — the trend towards using integrated pedal modules actually started in Europe. It is now moved into North America. Certainly It is clearly a global trend. We have sold pedal modules to Chinese OEMs who will be using them in vehicles in China, so there is nothing unusual about Europe or North America or any particular place. It’s like it’s a mandate to use this. This is being done because it makes economic sense for the OEMs to use the module as opposed to the other approach. I think 2007 as a year was just a way for me to convey what The captured business would bring to us. Obviously, when you get put on a platform, You are typically on a platform for several years. So the capture business goes well out beyond that time frame. The other thing to note is that when we get an award from an OEM, sometimes we get an award that covers all the models and it will phase in.

So, One model might be this quarter, another model might be two quarters from now, another model might be next year. And so, it takes time for it to ramp up. We expect to continue to win more platforms. As I indicated with the number, I recall correctly, for 2007 was 48 million, we expect that that will win more and drive even more revenue in 2007 and we have already won.

Scott Merlis - Thomas Weisel partners — Analyst

Do you tend to be dual source for these products or is there another competitor that’s being in there with you?

Unidentified Speaker

There other competitors, they don’t tend to dual source a particular platform. At least in the same continent. Let’s put it that way.

Scott Merlis - Thomas Weisel partners — Analyst

The last question I have regarding a products, have you put out a slide yet or talked about — maybe I missed this earlier in the call — what percentage your sales growth is from new products? Did you say that?

Unidentified Speaker

I did not. And I really haven’t tried to calculate it that way.

Scott Merlis - Thomas Weisel partners — Analyst

You did that last year, but —

Unidentified Speaker

I haven’t yet.

Scott Merlis - Thomas Weisel partners — Analyst

Not yet for this year.

Unidentified Speaker

No.

Scott Merlis - Thomas Weisel partners — Analyst

Once again, great quarter, Thank you very much.

Unidentified Speaker

Thank you, Scott.

Operator

Thank you, we have a question from the line of Reik Read with Robert W. Baird company. Please go ahead.

Reik Read — Robert W. Baird & Company — Analyst
Good morning, guys. Can you guys just tell us how much the handset business is a percentage of revenues for components this point? Where you down to?

Unidentified Speaker

7% of the total sales. And so we are roughly 50-50, so it’s like 14% of the sensors and components segment. And...

Unidentified Speaker

From a run rate, the number of 7% is more like five in the fourth quarter.

Reik Read — Robert W. Baird & Company — Analyst

Okay. Yes — and that’s what I was trying to get at. That’s great and how you think that will decline to around 2005?

Unidentified Speaker

Let’s talk more absolute terms. You got the effective SMTEK layering EMS business, that alone will cause the percentage to drop. In terms of an absolute standpoint, hang on a second. I’m trying to see if I’ve got the day off and for — I was expected to continue to trend down.

Reik Read — Robert W. Baird & Company — Analyst

Because the growth rate in other segments is higher —

Unidentified Speaker

I mean in dollar absolute terms.

Reik Read — Robert W. Baird & Company — Analyst

Well in absolute dollars, I mean, are we getting close to by the end of the year that it really is a diminutive amount?

Unidentified Speaker

Well in the fourth quarter, that number was closer to 7 million — 7.5 million. That’s a run rate per quarter, if you asked me to speculate, I will say that number goes down to maybe 5 million per quarter. Maybe 18 to 20 million per year in 2005.

Reik Read — Robert W. Baird & Company — Analyst

Okay. And you guys had mentioned the good strength you’re seeing in automotive relative to the host of contracts that you signed and are signing. That is historically been highest margin segment for you guys. It sounds like that will continue to gain momentum. Your largest margin segment is dissipating, so from a mixed perspective we ought to see all things being equal— some pretty good margin improvement in that segment dropped.

Unidentified Speaker

Absolutely. And that’s what we saw the fourth quarter of this year, and that is really the primary reason why we are able to offset the unfavorable segment mix in the sense that we have more EMS sales as a percent of the total sales.

Unidentified Speaker

I want to chime in, I just want to remind people, though, that even though EMS has got lower margins than components and sensors segment, it also is much less investment intensive. If you look at It from a return standpoint, return on assets perspective, they’re both quality businesses.

Reik Read — Robert W. Baird & Company — Analyst

Let me go back over to the EMS segment. I want to give you guys a chance to redress this last question of mine a little more broadly. You talked about, as you go to the process of getting all the accounting squared away for SMTEK, that you were able to increase your guidance for how accretive that might be. Can you talk a little bit about where you what do see from synergies perspective? Does it start out to be small and there’s some things you what can do throughout the year that it really becomes meaningful? Can you talk about where you are from integration standpoint? How much is actually been -started or are you beginning from a standstill?

Unidentified Speaker

Let me take your questions in reverse order. We have had integration teams in place from right after the acquisition was announced comprised of people from both organizations doing things that they typically do. We’ve got to get the accounting system so it together, we have to know how we’re going to do that, we’ve got to put out payroll. We have to understand how IT systems are going to be tied together. There’s a whole set of things that people have been looking at with a view towards — on day one, how are we going to operate, and then, what is the rollout of the integration.

And we’re well down that path. I’m comfortable with where we are. It will take time to get all of these things done. Once the closing formally occurs next week,— that being said, there is going to be both costs up front associate with that process as well as it will take time to realize the benefits that will come out of some of those integration efforts.

From a synergy standpoint, the most important long-term synergy here is competitive strength and how we believe that that can drive our sales and our sales growth. From a cost structure standpoint, they are a public company and so you get rid of certain public company costs that will go down, so there will be some savings along those lines. We’re not closing units or doing those kinds of things, so we’re not going to see a contribution from that standpoint. That’s much more incremental and we will look at those kinds of things — I give you the significance of this acquisition far more in terms of the strategic aspects and the future growth.

Reik Read  -  Robert W. Baird & Company — Analyst

Great. Thank you, very much for the comments.

Operator

We have a question from Ray Carpenter with Southwest Securities. Please go ahead.

Ray Carpenter — Southwest Securities — Analyst

Good morning. Good quarter guys.

Unidentified Speaker

Hi Ray.

Ray Carpenter — Southwest Securities — Analyst
A couple of questions, I’ll be brief. Linearity within the quarter and the structure in automotive, did see a strengthening in the communications infrastructure or did you see any type of linearity or accelerations in demand?

Unidentified Speaker

Ray, your voice was fading in and out a little bit. I’m not sure understood if you’re asking about 2004 or about 2005.

Ray Carpenter - Southwest Securities — Analyst

Am asking about the quarter, actually. Linearity for the quarter and going into this next quarter. Are you seeing the communications business strengthen or weaken?

Unidentified Speaker
Our expectation — first of all, the market demand was very strong at the beginning — at the end of 2003 and going into the beginning of 2004 and then softened in the last half of the year. Our expectation is that we will remain softer in the first part of the year and strengthen in the latter part of the year. Again, if you watch some of the announcements that are coming out of service providers, That’s what you would be led to believe is the nature of their spending on capital equipment.

Ray Carpenter - Southwest Securities — Analyst

All right and the automotive new-product?

Unidentified Speaker

Automotive, you can find a variety of projections for automotive demand nominally flat in North America to some people are saying, dawn just slightly, a few hundred thousand units, l’ve seen both of those similarly in Europe. We’II see a little bit of growth in Asia.

Ray Carpenter - Southwest Securities — Analyst

So, this is what you are basing your forecast on?

Unidentified Speaker

Yes.

Ray Carpenter - Southwest Securities — Analyst

And then, obviously, new products and doing very well, what new products are outperforming your expectations beside the?

Unidentified Speaker

Well, I have very high expectations, so if I ever said anything was exceeded my expectations — I’m not sure I can say that. I’m happy with the results. The new business capture and our EMS segment has gone very well. There was 12 or 16 new customers in the past year. So I’ve been very happy with that. I think that’s going to mean good things as we go forward. Certainly, we have already talked about the modules, I don’t need to say more on that.

Ray Carpenter - Southwest Securities — Analyst

And then, finally, the increase in is much better than you and hopes. Where is the upside coming from?

Unidentified Speaker

I think, Ray, the upside is partially coming from the fact that we understand the transaction better. Don mentioned that he has developed a customer relationships we have high confidence level of delivering the top line. We also are pulling up, as you pointed out, the transaction up a month so the timing is helping us. Frankly, we are just a lot more comfortable with the transaction as we finish up our due diligence and put the integration plans together. We are improving our projections.

Ray Carpenter - Southwest Securities — Analyst

Thank you very much, nice quarter guys.

Operator

I think we have a question from the John Franzreb with Sidoti & Company, please do ahead.

John Franzreb — Sidoti & Company — Analyst
Good morning, guys. I’m looking at the EMS operations margins and I’m curious with two things. What kind of target operation margin you think you can do in that business and how Is the end production of SMTEK moving needle in the operation margin with EMS?

Unidentified Speaker

John, we have historically said that our long-term target for EMS is approximately 5 percent. That’s 5% Operating margin. I think that if you look at it historically, we have exceeded those numbers.

In the last year so we came down on those margins that we had talked about for a combination of factors. U.S. currency affected us adversely, we lost EMS operations in Singapore and added one more location. That adversely affected the segment because we cross charge more administration expenses from one segment to the other. If you look at the EMS segment on its own, they were affected on adverse currency impact, administration cross charges, and other launch expenses to go and launched a new geographic location from that point of view.

We also had some timing on the pricing side of it where we gave the price reductions and the reductions are costs going to Singapore began to, with some amount of lag. Those things are getting behind us and therefore you are seeing the operating margins bounce back up from a low of 2.9% a couple of quarters back. You’ll see that number continue to improve towards the 5% and your comment on — your question around SMTEK, we have said SMTEK margins higher than CTS EMS margins and we believe that additional SMTEK will Improve when I positive impact on margins of EMS segment overall.

John Franzreb — Sidoti & Company — Analyst

Is that a function of their market makes? Because you’re adding three new EMS customers, is an industrial further improve that margin outlook?

Unidentified Speaker

I think that the mix towards medical and industrial is positive. That is a key factor and, as we’ve said before, SMTEK is a great company. It’s not a turnaround acquisition, we’re glad to have an as part of the family.

John Franzreb — Sidoti & Company — Analyst
Okay. Switching gears here. We have heard much about the ETS market and I’m wondering if the adoption rates are slowing. Can you give us some color about the attention sensors?

Unidentified Speaker

First of all, the adoption rates from CTS is driven by the federal mandate that said 25% of vehicles in North America in 2004 model year had to be equipped with the new occupant classification system. I think the number was 65% for 2005 model year cars and then it goes to 100% for 2006. 2006 cars start to be built in July this year, so the selection process for platforms and are basically going to be delivered against the first three years to phase in for this mandate is largely over with. That being said, there is kind of a phase two that is coming here.

In many cases, the OEMs might have been several years through a platform life. The solution that they adopt in that kind of situation will be different then that if they would adopt or potentially different — if they would adopt a brand new platform with which comes along.

And so we see another round is due platforms come along and they think about what technology and approached it wants to use with new platforms. So, we already are starting to see some of that going on. You’re not going to see the kind of — the number of new awards that we saw during the first ramp, just because of that mandate. It will continue.

John Franzreb — Sidoti & Company — Analyst

OK. Part of your growth strategy in the automotive center market includes 10 to 12% content growth. Could you talk a little bit about new products that you have and what the outlook would be on new products or how much that is going to be part of that outlook?

Unidentified Speaker

There is a couple aspects the content growth. One is new products. Another one is increasing our penetration in any given customer to put more about products Into their vehicles and widening our customer base as well.

We have widened our customer base. Once you get a relationship with your customer it’s a lot easier to add products and its first is to put your foot in the door. We have been increasingly successful in doing at. It also asked about some of the other new products that will contribute to growth going forward. We have a sensor that has been designed into a new turbocharger application, for example, that will be coming out now and ramping up turbochargers.

We think there will be more of those in the future and so we think that could be a pretty good product for us. The active manifolds actuators, we went to number of positions with that product that we think we will win more. We think there is a pretty good opportunity and ramp coming from that as well. One of the larger ones that I talked about in the past and I mentioned a moment ago is a new generation of phase two and the occupancy classification system. We have a full occupancy classification system in the late stage development. We get a lot of interest from OEMs and are working with one very closely. That would be a very significant content driver.

John Franzreb — Sidoti & Company — Analyst
Great, thanks for the color.

Operator

We have a question from Greg Weaver with Turner Capital. Go ahead.

Greg Weaver — Kern Capital — Analyst
Hi. I was wondering if you could give us a sense of what you’re banking into the revenue estimates for SMTEK and 05?

Unidentified Speaker

Say it again Greg?

Greg Weaver — Kern Capital — Analyst

Could you say that — could you give us a sense of the revenue estimate in 2005 from the acquisition SMTEK?

Unidentified Speaker

We are still trying to finalize a mix from SMTEK revenue versus our traditional EMS revenue and we have traditionally not broken those out. We are assuming a fairly conservative estimate and that gives us a lot of confidence about to our sales guidance which were giving for the total company. “you look at SMTEK in terms of their last published result, they’re running about $120 million per year run rate. As we look ahead, the customers are new to us and so we look at a range around that. That is a good starting point.

Greg Weaver — Kern Capital — Analyst

Right. Okay. Thank you.

Operator

Thank you once again, if you wish to ask a question please press “star” and then “one” at this time And there are no questions in queue. Please continue.

Unidentified Speaker

I would like to remind our listeners the replay of this conference call will be available from 15 p.m. Eastern Standard Time through 11:59 p.m. Eastern Standard Time Friday, February 4, 2005. The telephone number for the replay is 1 804-756-6701, or 320-365 -3844. That’s it for calling from outside the U.S. The access code is 765826. Thank you for joining us today.

Operator:

thank you, ladies and summoned. It does conclude our conference today and for using AT&T executive teleconference. You may now disconnect.

SECURITIES LAW LEGENDS

CTS Corporation has filed with the Securities and Exchange Commission a registration statement on Form S-4 that includes a proxy statement and a prospectus and other relevant documents in connection with the proposed transaction. In addition, CTS Corporation has published and made available to shareholders of SMTEK International, Inc. and filed with the Securities and Exchange Commission, a prospectus. Investors and security holders are urged to carefully read the prospectus regarding the acquisition because it contains important information on which to exclusively base their investment decision. Investors and security holders of SMTEK International, Inc. are urged to read the proxy statement and prospectuses and other relevant materials because they contain important information about CTS Corporation and SMTEK International, Inc. and the proposed transaction. Investors and security holders may obtain a free copy of these materials and other documents filed with the Securities and Exchange Commission at the SEC’s Web site at www.sec.gov. Investors and security holders may also obtain copies of these materials from CTS free of charge by requesting them from CTS at the following address and telephone number: CTS Corporation, Attention: Investor Relations, 905 West Boulevard North, Elkhart, Indiana, 46514, (574) 293-7511. CTS Corporation and its respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the SMTEK International, Inc. stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the proxy statement and prospectuses.